January 24, 2011

VIA EDGAR AND FACSMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: SuccessFactors,	Inc. (the “Company”)

   File No. 001-33755

Ladies and Gentlemen:

We are writing to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated January 10, 2011 (the “Comment Letter”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the order they appear in the Comment Letter.

Form 10-Q for Quarterly Period Ended September 30, 2010

Notes to Condensed Consolidated Financial Statements

Note 1 Organization and Significant Accounting Policies

Revenue recognition, page 7

1.	We note your response to our previous comment 5 where you indicate that the company found no consistent relationship between volume or geographic region and price and therefore, you believe the historical weighted average selling price best demonstrates the value of the de1iverables. Please describe further how you calculate the historical weighted average selling price. In this regard, tell us how you weight the various sales prices and tell us whether you consider market conditions (i.e. demand, competition, trends, etc.) or other entity specific factors (i.e. market share, market position, etc.) in your analysis. Also, your response indicates that similar deliverables were valued over a “fairly wide price range.” Tell us how you considered any clusters of prices in a narrow range in your analysis and how you factored any pricing outliers in calculating the weighted average selling price. In addition, tell us any other factors or trends considered in your calculations of estimated selling prices that would cause current and future pricing to differ from historical pricing.

Global Headquarters	Contact Us
1500 Fashion Island Blvd. Suite 300	Toll Free:	(800) 809-9920
San Mateo, CA 94404 USA	Phone:	(650) 645-2000
www.successfactors.com	Fax:	(650) 645-2099

The Company calculates historical weighted average selling price at the individual product level based on the aggregate volume excluding transactions priced below the 10th percentile and higher than the 90th percentile to eliminate price outliers. For the initial “ESP” calculation the Company used transactions for the period January 1, 2009 through March 31, 2010 in order to ensure a meaningful transaction population across all products, utilize the most current transactions data and factor in the Company’s practice of charging customers annually in advance. The Company plans to review “ESP” annually or when changes in market or company specific factors dictate.

The Company believes the impact of market and company specific factors are reflected in the historical selling prices since the preponderance of transactions are competitive and success is ultimately determined by a combination of pricing negotiations and product features relative to the competition. The Company did not observe any significant changes to pricing behavior during the period analyzed and believes these factors generally change slowly over time and would not cause a material change to pricing in a given reporting period; however, the Company monitors these factors and will evaluate the impact of rapid changes, should they occur, on current and future selling prices.

In the vast majority of cases, pricing clusters either occurred near the weighted average selling price or there were several pricing clusters each with a similar number of observations spread throughout the distribution. For example, one product had a total of 1,772 observations between the 10th and 90th pricing percentile. These observations were spread relatively evenly across nine different pricing bands ranging from $47 per user to $111 per user. As stated in our previous response, these pricing clusters were not correlated to volume purchased or geographic region. Given the exclusion of the pricing observations below the 10th percentile and higher than the 90th percentile, the Company believes no other adjustments are necessary in these cases. For a small number of products with very few transactions, the Company observed pricing clusters at the high and low price ends but none or very few observations near the weighted average. In these cases, the Company relied on alternative considerations, such as the frequency a given price was charged, pricing practices for similar deliverables or gross margin expectations.

For the majority of our multiple-element arrangements, the undelivered elements are limited to professional services and module subscriptions, both of which take place over an extended period of time. Contracts specify the value of each undelivered element and, as a result of the contingent revenue guidance in Subtopic 605-25 paragraphs 30-4 and 30-5, the amount deferred for each undelivered element must generally be equal to the contractual amounts. In these situations, “ESP” is a limited factor in the ultimate revenue recognition.

2.	Your current disclosures indicate that you consider other factors such as gross margin objectives and pricing practices when determining your estimated selling prices. Your response appears to imply that these other factors are only considered when you do not have sufficient data points to support the use of historical weighted average selling price as estimated selling price. Please confirm and if true, revise your disclosures to clarify when you use historical weighted average selling price and when you consider other factors in determining the estimated selling price. In addition, expand your disclosures to further describe the methodologies used and factors considered in establishing estimated selling price as noted in your previous response and also include any additional information provided in response to the Staffs comments herein. Please include a draft of your proposed disclosure in your response.

Global Headquarters	Contact Us
1500 Fashion Island Blvd. Suite 300	Toll Free:	(800) 809-9920
San Mateo, CA 94404 USA	Phone:	(650) 645-2000
www.successfactors.com	Fax:	(650) 645-2099

The Company confirms the Staff’s understanding of our previous comment that the alternative methods discussed in our previous response relate to cases with limited data points that the Company does not believe are sufficient to support the historical weighted average selling price.

The Company proposes to modify its disclosure in future filings as follows (changes are highlighted in bold):

Revenue Recognition

Prior to the adoption of ASU 2009-13, the Company determined that it did not have objective and reliable evidence of fair value for each deliverable of its arrangements. As a result, the Company accounted for subscription and professional services revenue as one unit of accounting and recognized the total arrangement fee ratably over the contracted term of the subscription agreement, generally one to three years although terms can extend to as long as five years.

Upon adoption of ASU 2009-13, the Company accounts for subscription and professional services revenue as separate units of account and allocates revenue to each deliverable in an arrangement based on a selling price hierarchy. The selling price for a deliverable is based on its VSOE, if available, TPE, if VSOE is not available, or ESP, if neither VSOE nor TPE is available. Since VSOE and TPE are not available for the Company’s subscription or professional services, the Company uses ESP.

The ESP for each deliverable is determined primarily by considering the weighted average sales price. Selling prices are weighted based on aggregate volume excluding transactions priced below the 10th percentile and above the 90th percentile of the pricing distribution to remove price outliers. In cases where the Company does not believe it has sufficient data points to support the use of weighted average selling price, other factors such as the frequency a given price is charged, gross margin objectives and pricing practices are used to determine ESP. These cases include new product offerings or products sold infrequently at widely varying prices. ESP’s are reviewed annually and when market or Company specific factors change significantly.

The majority of customer contracts specify the value of each undelivered element and, as a result of the contingent revenue guidance in Subtopic 605-25 paragraphs 30-4 and 30-5, the amount deferred for each undelivered element must generally be equal to the contractual amounts. In these situations, “ESP” is a limited factor in the ultimate revenue recognition. Revenue allocated to subscription is recognized over the subscription term. Revenue allocated to professional services is recognized as services are completed.

Please do not hesitate to contact the undersigned if you have any further questions.

Very truly yours,

SUCCESSFACTORS, INC.

/s/ Bruce Felt Bruce Felt Chief Financial Officer

cc:	Hillary Smith, Esq. (SuccessFactors, Inc.)

Jeffrey Vetter, Esq. (Fenwick & West LLP)

John Ebner (KPMG LLP)

Global Headquarters	Contact Us
1500 Fashion Island Blvd. Suite 300	Toll Free:	(800) 809-9920
San Mateo, CA 94404 USA	Phone:	(650) 645-2000
www.successfactors.com	Fax:	(650) 645-2099